EXPENSE LIMITATION AGREEMENT

Forum Funds

c/o Atlantic Fund Administration

190 Middle Street, Suite 101

Portland, ME 04101

June 26, 2026

Rodgers Brothers Inc. (d/b/a Monongahela Capital Management)

223 Mercer Street,

Harmony, PA 16037

Dear Mr. Rodgers:

Pursuant to this Expense Limitation Agreement (the “Agreement”), Monongahela Capital Management (the “Adviser”) agrees to limit its investment advisory fee and reimburse expenses as necessary to ensure that the net annual operating expenses (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expense on short sales, acquired fund fees and expenses, proxy expenses, and extraordinary expenses) for the Monongahela All Cap Value Fund (the “Fund”) do not exceed 0.85% (the “Expense Limitation”) through September 1, 2027(the “Limitation Period”).

This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreement relating to the Fund.

The Fund agrees to repay the Adviser for any advisory fees forgone and any operating expenses that the Adviser reimburses under the Expense Limitation, provided that (i) the repayments do not cause the Fund’s total operating expenses (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expense on short sales, acquired fund fees and expenses, proxy expenses, and extraordinary expenses) to exceed the Expense Limitation as described above and the Expense Limitation in place at the time of the Adviser’s waiver or reimbursement; and (ii) the repayments are made within three years of the date on which they are incurred. The Adviser understands that it shall look only to the assets attributable to the Fund for performance of this Agreement by the Fund and for payment of any claim the Adviser may have hereunder, and neither any other series of the Trust, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the states of Pennsylvania and Maine, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware.

This Agreement may only be amended or terminated with the approval of the Board of Trustees of Forum Funds (the “Board”) and will automatically terminate concurrent with the termination of the advisory agreement between the Adviser and the Trust with respect to the

Fund; provided, however, that this Agreement shall not terminate in the event of a termination of such advisory agreement as a result of an assignment thereof by the Adviser if a new advisory agreement is entered into by the Trust and the Adviser with respect to the Fund.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

FORUM FUNDS,

By:	/s/ Zachary Tackett
Zachary Tackett
Title:	President

The foregoing Agreement is hereby accepted as of June 26, 2026.

RODGERS BROTHERS INC.

By:	/s/ Mark Rodgers
Name:	Mark Rodgers
Title:	President

Signature page to the Expense Limitation Agreement